UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 0-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐     No ☒

Lisbon, May 29th 2003

Reuters:      EDPP.IN / EDP.N

Bloomberg:  EDP PL / EDP US

Investors & Analysts’ Briefing

Investor Relations Department

Pedro Pires, Director

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:   www.edp.pt

PAYMENT OF DIVIDENDS - FINANCIAL YEAR 2002

Article 249º of the Portuguese Securities Market Code

The General Shareholders Meeting of EDP — Electricidade de Portugal, S.A. held in May 22, 2003 approved the proposal of the Board of Directors for allocation of profits regarding the financial year ended December 2002 in the gross dividend per share of 0,09 Euros.

The dividends will be paid from the 18th of June 2003 as follows:

	Resident	Non Resident
	Shareholders	Shareholders

Gross dividend	€ 0,09000	€ 0,09000
Taxable income (*)	€ 0,04500	€ 0,04500
Income taxes	15%	25%
	€ 0,00675	€ 0,01125
Tax on inheritance ang gift (5%)	€ 0,00450	€ 0,00450
Total of tax deductions	€ 0,01125	€ 0,01575
Net value per share	€ 0,07875	€ 0,07425

(*)   According to the provisions laid down in article 59 of Estatuto dos Benefícios Fiscais (“Tax Benefit Statute”) dividends now paid are 50% taxable.

The amounts to be paid will be credited to the accounts of the Financial Intermediary where the shares are registered, the Paying Agent being Banco Português de Investimento, S.A.

Shareholders entitled to exemption or yet exempt from taxes deduction at source should prove that exemption to the Financial Intermediary where shares are registered.

From the 13th of June 2003 (inclusive) EDP shares shall be traded on the stock exchange without the right to payment of dividends.

EDP — Electricidade de Portugal, S.A.

EDP - Electricidade de Portugal, S.A.   Sociedade Aberta   Sede: Praça Marquês de Pombal,12   1250-162 Lisboa   Portugal

Capital Social: € 3,000,000,000        Matrícula: 1805 da C.R.C. Lisboa         Pessoa Colectiva 500 697 256

SIGNATURES

                                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 30, 2003

EDP- Electricidadé de Portugal

By:	/s/ Francisco de la Fuente Sánchez
Name:	Francisco de la Fuente Sánchez
Title:	Director